November 4, 2009

Pamela A. Long, Esq.,

    Division of Corporation Finance,

        Securities and Exchange Commission,

            100 F Street, N.E.,

                Washington, D.C. 20549.

Re:	MF Global Ltd. - Form S-4

Dear Ms. Long:

On behalf of our client, MF Global Ltd. (the “Company”), we transmit electronically for filing under the Securities Act of 1933, as amended, the Company’s Registration Statement on Form S-4 (the “Registration Statement”), including exhibits thereto, relating to a change in the Company’s jurisdiction of incorporation from Bermuda to the State of Delaware. As we have previously discussed with Gregory S. Belliston in the Office of the Chief Counsel of the Division of Corporation Finance (the “Division”), the Registration Statement omits certain specified information as contemplated by Instruction 4 to Item 14 of Schedule 14A under the Securities Exchange Act of 1934, as amended, in reliance on prior no-action letters issued by the Division in similar transactions. If you have any questions about this point or any other aspect of the Registration Statement, please contact the undersigned at (212) 558-3131 or David B. Harms at (212) 558-3882. Please send copies of any correspondence relating to this filing to Francesca G. Don Angelo by facsimile to (212) 291-9267 with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004.

Very truly yours,

/s/ Francesca G. Don Angelo

cc:	Gregory S. Belliston

(Securities and Exchange Commission)

Laurie R. Ferber

James Y. Ho

(MF Global Ltd.)

David B. Harms

Matthew K. Cullen

(Sullivan & Cromwell LLP)